Filed by Alcatel

Pursuant to Rule 425 under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Lucent Technologies Inc.

Commission File No. 001-11639

On May 5, 2006, Alcatel and Lucent Technologies Inc. issued a joint press release announcing the creation of a joint integration team. The text of the press release follows.

Press Release

Alcatel and Lucent Technologies Announce Joint Integration Team

Paris and Murray Hill, N.J., May 5, 2006 — In the framework of the merger announced on April 2, 2006, Alcatel (Paris: CGEP.PA and NYSE: ALA) and Lucent Technologies (NYSE: LU) today announced the formation of the team that will lead both companies' integration and transition planning efforts. The joint Integration Team will consist of an Integration Program Office, dedicated Work Groups, and a Steering Council.

The Integration Program Office will be responsible for the overall project planning, schedule, and results. As previously announced, Christian Reinaudo has been appointed, EVP Program Office Leader for Alcatel. Janet Davidson, Chief Strategy Officer of Lucent Technologies, has been appointed EVP Integration Program Office Leader for Lucent Technologies.

The Work Groups will be responsible for the detailed integration and transition plans for their functional areas consistent with overall project goals and objectives, including synergy realization. A dedicated person per function from each of the companies will be part of these Work Groups.

The Steering Council will supervise the integration planning efforts to ensure that all project objectives and goals are met, including expected synergies. The members representing Alcatel are Mike Quigley, Alcatel's President and chief operating officer, Jean-Pascal Beaufret, Alcatel's chief financial officer, and Christian Reinaudo. The members representing Lucent Technologies are Frank D'Amelio, Lucent's chief operating officer, John Kritzmacher, Lucent's chief financial officer and Janet Davidson.

Serge Tchuruk, Alcatel's Chairman and CEO, and Patricia Russo, Lucent Technologies' Chairman and CEO, will co-chair the overall integration process, make final decisions and ensure reporting to their respective Board of Directors.

About Alcatel

Alcatel provides communications solutions to telecommunication carriers, Internet service providers and enterprises for delivery of voice, data and video applications to their customers or employees. Alcatel brings its leading position in fixed and mobile broadband networks, applications and services, to help its partners and customers build a user-centric broadband world. With sales of EURO 13.1 billion and 58,000 employees in 2005, Alcatel operates in more than 130 countries.

About Lucent

Lucent designs and delivers the systems, services and software that drive next-generation communications networks. Backed by Bell Labs research and development, Lucent uses its strengths in mobility, optical, software, data and voice networking technologies, as well as services, to create new revenue-generating opportunities for its customers, while enabling them to quickly deploy and better manage their networks. Lucent's customer base includes communications service providers, governments and enterprises worldwide. For more information on Lucent, which has headquarters in Murray Hill, N.J., U.S.A., visit http://www.lucent.com.

SAFE HARBOR FOR FORWARD LOOKING STATEMENTS AND OTHER IMPORTANT INFORMATION

This document contains statements regarding the proposed transaction between Lucent and Alcatel, the expected timetable for completing the transaction, future financial and operating results, benefits and synergies of the proposed transaction and other statements about Lucent and Alcatel’s managements’ future expectations, beliefs, goals, plans or prospects that are based on current expectations, estimates, forecasts and projections about Lucent and Alcatel and the combined company, as well as Lucent’s and Alcatel’s and the combined company’s future performance and the industries in which Lucent and Alcatel operate and the combined company will operate, in addition to managements’ assumptions. These statements constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Words such as “expects,” “anticipates,” “targets,” “goals,” “projects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” variations of such words and similar expressions are intended to identify such forward-looking statements which are not statements of historical facts. These forward-looking statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to assess. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. These risks and uncertainties are based upon a number of important factors including, among others: the ability to consummate the proposed transaction; difficulties and delays in obtaining regulatory approvals for the proposed transaction; difficulties and delays in achieving synergies and cost savings; potential difficulties in meeting conditions set forth in the definitive merger agreement entered into by Lucent and Alcatel; fluctuations in the telecommunications market; the pricing, cost and other risks inherent in long-term sales agreements; exposure to the credit risk of customers; reliance on a limited number of contract manufacturers to supply products we sell; the social, political and economic risks of our respective global operations; the costs and risks associated with pension and postretirement benefit obligations; the complexity of products sold; changes to existing regulations or technical standards; existing and future litigation; difficulties and costs in protecting intellectual property rights and exposure to infringement claims by others; and compliance with environmental, health and safety laws. For a more complete list and description of such risks and uncertainties, refer to Lucent’s annual report on Form 10-K for the year ended September 30, 2005 and quarterly reports on Form 10-Q for the periods ended December 31, 2005 and March 31, 2006 and Alcatel’s annual report on Form 20-F for the year ended December 31, 2005 as well as other filings by Lucent and Alcatel with the U.S. Securities and Exchange Commission (the “SEC”). Except as required under the U.S. federal securities laws and the rules and regulations of the SEC, Lucent and Alcatel disclaim any intention or obligation to update any forward-looking statements after the distribution of this document, whether as a result of new information, future events, developments, changes in assumptions or otherwise.

IMPORTANT ADDITIONAL INFORMATION FILED WITH THE SEC

In connection with the proposed transaction between Lucent and Alcatel, Alcatel has filed a registration statement on Form F-4 (File no. 333-133919) (the “Form F-4”) to register the Alcatel ordinary shares underlying the Alcatel American Depositary Shares (each, an “ADS”) to be issued in the proposed transaction. Alcatel and Lucent have also filed, and intend to continue to file, additional relevant materials with the SEC, including a registration statement on Form F-6 (the “Form F-6” and together with the Form F-4, the “Registration Statements”) to register the Alcatel ADSs to be issued in the proposed transaction. The Registration Statements and the related proxy statement/prospectus contain and will contain important information about Lucent, Alcatel, the proposed transaction and related matters. Investors and security holders are urged to read the Registration Statements and the related proxy statement/prospectus carefully, and any other relevant documents filed with the SEC, including all amendments, because they contain important information. Investors and security holders may obtain free copies of the documents filed with the SEC by Lucent and Alcatel (including the Form F-4 and, when filed, the Form F-6) through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders may obtain free copies of materials filed with the SEC by Lucent and Alcatel (including the Form F-4 and, when filed, the Form F-6) by contacting Investor Relations at www.lucent.com, by mail to 600 Mountain Avenue, Murray Hill, New Jersey 07974 or by telephone at 908-582-8500 and from Alcatel by contacting Investor Relations at www.alcatel.com, by mail to 54, rue La Boétie, 75008 Paris, France or by telephone at 33-1-40-76-10-10.

Lucent and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of Lucent in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein is included in the Form F-4 (and will be included in the definitive proxy statement/prospectus for the proposed transaction). Additional information regarding these directors and executive officers is also included in Lucent’s proxy statement for its 2006 annual meeting of stockholders, which was filed with the SEC on or about January 3, 2006. This document is available free of charge at the SEC’s web site at www.sec.gov and from Lucent by contacting Investor Relations at www.lucent.com, by mail to 600 Mountain Avenue, Murray Hill, New Jersey 07974 or by telephone at 908-582-8500.

Alcatel and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Lucent in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein is included in the Form F-4 (and will be included in the definitive proxy statement/prospectus for the proposed transaction). Additional information regarding these directors and executive officers is also included in Alcatel’s annual report on Form 20-F filed with the SEC on March 31, 2006. This document is available free of charge at the SEC’s web site at www.sec.gov and from Alcatel by contacting Investor Relations at www.alcatel.com, by mail to 54, rue La Boétie, 75008 Paris, France or by telephone at 33-1-40-76-10-10.